SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs to the market”

Mexico City, December 14, 2020. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX | AMOV], informs that the binding offer submitted by its Brazilian subsidiary, Claro S.A. (“Claro”), jointly with Telefónica Brasil S.A. (“Telefonica”) and TIM S.A. (“TIM”, and jointly with Claro and Telefonica, the “Offerors”), was declared winner for the acquisition of the mobile business owned by Oi Group.

The total offer price is R$16,500 million, of which Claro will pay 22%. In consideration of such amount, Claro shall receive 32% of Oi Group’s mobile business customer base, as of Anatel’s access base dated April 2020, and, approximately, 4.7 thousand mobile access sites (32% of Oi Group’s mobile business access sites). The Offerors also committed to enter into long term agreements with Oi Group, for the supply of data transmission capacity to the Offerors.

The closing of the transaction is subject to customary conditions for this type of transactions, including regulatory approval from Agência Nacional de Telecomunicações - Anatel and Conselho Administrativo de Defesa Econômica – CADE. Claro expects the closing to occur during 2021.

If concluded, the transaction will create additional value to Claro, its clientes and its shareholders, through increased growth, generation of operating efficiencies and improvements in service quality. In addition, it will contribute to the development and competitiveness of the Brazilian telecommunications sector.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 14, 2020

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact